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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        For the three months ended March 31, 2014 and 2013, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	Three Months Ended March 31,
	2014	2013
Earnings:
Income before taxes	$101,874	$93,603
Fixed charges	63,145	59,496

Total earnings	$165,019	$153,099

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$63,128	$59,475
Estimate of the interest component of rental expense	17	21

Total fixed charges	$63,145	$59,496

Ratio of earnings to fixed charges	2.61	2.57

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  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES